Exhibit 4.5

LEAVE AND LICENCE AGREEMENT

THIS AGREEMENT made on this 10th day of May, 2011 BETWEEN GODREJ & BOYCE MANUFACTURING COMPANY LTD., a Company incorporated under the provisions of the Indian Companies Act, 1913, and having its Registered Office at Pirojshanagar, Vikhroli, Mumbai 400079 hereinafter referred to as the “Licensor” (which expression shall unless it be repugnant to the context or meaning thereof, be deemed to include their successors and permitted assigns) of the ONE PART;

AND

WNS Global Services Pvt. Ltd., a Company incorporated under the Companies Act, 1956, and having its Registered Office at Plant 10, Godrej & Boyce Complex, Pirojshanagar, Vikhroli (West), Mumbai 400 079 hereinafter referred to as “the Licensee” (which expression shall unless it be repugnant to the context or meaning thereof, be deemed to include their successors and permitted assigns) of the OTHER PART.

The “Licensor” and the “Licensee” are hereinafter together always referred to as the “Parties” and are individually, when necessary, referred to as “Party”.

WHEREAS the Licensor is the owner of and absolutely seized and possessed of and/or otherwise well and sufficiently entitled to all those lands lying, being and situate at Pirojshanagar, Vikhroli, Mumbai 400079, on which the Licensor has built and constructed several industrial sheds and office blocks (hereinafter referred to as the “Larger Premises”).

AND WHEREAS the Licensor has constructed Plant no. 11 admeasuring about 1,18,000 constructed on the survey no. 56 (pt.) and 57 (pt.) of village Vikhroli corresponding to CTS No. 7 (pt.), Mumbai.

AND WHEREAS the Licensee is desirous of occupying on Leave and License basis, 84,934 sq. ft. lying and situated at the ground floor, 1st Floor, 2nd Floor and the Mezzanine floor of Plant No. 11 as aforesaid being delineated in RED in the plan annexed and more particularly described in the schedule hereto (hereinafter referred to as “the Licensed Premises”).

AND WHEREAS the Licensee has requested the Licensor to permit the Licensee to use and occupy the Licensed Premises which request has been acceded to by the Licensor and the Parties hereto have agreed to enter into a Leave & License Agreement in the manner following:

NOW THIS DEED WITNESSETH AND IT IS HEREBY AGREED BY AND BETWEEN THE PARTIES HERETO AS FOLLOWS:

I.	PREMISES

1.

The Licensor hereby grants the Leave and Licence to the Licensee to use and occupy 84,934 sq. ft. lying and situated on the Ground floor, 1st Floor, 2nd Floor and the Mezzanine floor of Plant No. 11 (Licensed Premises), more particularly written and detailed in the schedule hereunder (and demarcated in the colour RED in the plan annexed hereto).

2.	At all times, the ownership and legal possession of the Licensed Premises shall be that of the Licensor, only and the Licensee shall use and occupy the Licensed Premises as Licensee only, and shall not claim any right, title or interest of any nature whatsoever in the Licensed Premises and that nothing in this Agreement shall be construed to be a demise at law in respect of the Licensed Premises or to confer the Licensee any right of tenancy/sub-tenancy/lease/sub-lease, etc.

3.	It is expressly agreed by and between the Parties that the juridical possession of the Licensed Premises shall be always that of the Licensor. The Licensee is granted a personal, non transferable and non assignable licence to use the Licensed Premises on the terms and conditions stated.

II.	COMMENCEMENT, DURATION OF LEAVE AND LICENCE AND REGISTRATION OF LEAVE AND LICENCE DEED

1.

The Leave & Licence shall be deemed to have commenced on or from 16th February 2011 and shall be in force for a period of 60 months (i.e upto 15th February 2016), on the same terms and conditions herein.

2.	The Licensor shall allow the Licensee to use the Licensed Premises for the period mentioned above without any hindrance, obstacle etc. subject to the Licensee paying the License fee.

3.	Cost of Non Judicial stamp paper, registration charges and expenses in respect of this document shall be borne by the Licensee.

4.	Original Leave and License Deed shall always remain with the Licensor and the certified true copy of the Leave and Licence Deed shall be retained by the Licensee.

III.	LICENCE FEE

1)

In consideration of the grant of the Licence to use the Licensed Premises as aforesaid, the Licensee shall pay to the Licensor a monthly License fee as follows from 16th February 2011 (‘License Fees Commencement Date’) :

Area (Sq. ft.)	Year 1 (Rs.) (16.02.2011) To 15.02.2012)	Year 2 (Rs.) (16.02.2012) To 15.02.2013)	Year 3 (Rs.) (16.02.2013) To 15.02.2014)	Year 4 (Rs.) (16.02.2014) To 15.02.2015)	Year 5 (Rs.) (16.02.2015) To 15.02.2016)
84934	1359000.00	1426000.00	1498000.00	1573000.00	1651800.00

2)	The Licence fee shall be paid by the Licensee to the Licensor by way of an account payee cheque drawn in favour of the Licensor on or before the 5th day of every month.

3)	Any delay in payment of License fee shall attract interest @ 18% per annum to be paid along with the delayed payment. The Licensee further undertakes and agrees that on the happening of such an event, the outstanding amount, if any due and payable by WNS to GODREJ shall be first adjusted against the interest and penal charges, if any and then only towards the monthly License fee.

IV.	PROPERTY TAXES, MUNICIPAL TAXES AND OTHER STATUTORY LEVIES RELATING TO THE SAID PREMISES/PROPERTY

1)	The Licensor shall pay the property taxes assessed / applicable as on 23rd January 2009

The assessment made by the Corporation covering the period commencing from 1st December 2004 and the tax assessed will be borne and paid by the Licensor and shall be taken as the basis for arriving at the future increase in taxes. Any such future increase in such taxes. Any such Future increase in such taxes for the area excluding the mezzanine floor (having aggregate area of 50538 sq.ft) will be borne and paid by the Licensee To the extent of 50% of such increase. The Licensee further agrees to reimburse all taxes, cesses, duties, impositions and levies inposed by the Corporation, which is in excess of Rs3/sq. ft of built up area of mezzanine floor having aggregate area 34396 sq. ft

If the Licensor disputes the assessment made by the municipal authorities in respect of such future increase in taxes in respect of the period covered by this Agreement, the Licensor may at its discretion adopt legal proceedings at its cost. However, in such proceedings, if the amount of taxes is required to be deposited with any authority as per law, the same will be paid by the Licensee to the Licensor upon furnishing the necessary documents to enable timely deposit of the same with such authority.

Further, the Licensee agrees to be liable to pay Service Tax as applicable along with Education Cess and the Secondary Higher Education Cess and any future taxes, duties, charges, Cess, rates and any other levies becoming payable by the Licensor to the statutory authorities which arise or accrue primarily due to or related to the use as per Clause 4 hereto, the manner of use of the Licensed Premises by the Licensee, the business of the Licensee and/or calculated on the License fees or other charges (outgoings including maintenance) paid or payable by the Licensee to the Licensor shall be reimbursed and borne by the Licensee.

V.	REPAIRS AND MAINTENANCE TO THE PREMISES

1)	The Licensee shall maintain and undertake all minor repair work relating to the Licensed Premises. In the event of any major structural defects in the Licensed Premises, it shall be the responsibility and obligation of the Licensor to carry out such repairs.

2)	No major structural alteration or modification of permanent nature shall be carried out by the Licensee.

VI.	OBLIGATIONS OF LICENSOR

1)	The Licensor shall be liable to make good the exterior and structure of the Licensed Premises including walls, drainage and roof by carrying out necessary repairs or renovations within its statutory common duty of care.

2)	The Licensor shall provide the Licensee for its operation at their own cost

a)	Water – Requisite water connection from the Municipal Corporation, subject to availability. The charges for consumption of water shall however be borne by the Licensee as per actual metered consumption at prevailing rates.

b)	Power - With a view to enable the Licensee to put up and operate lights, fans split/windows/central air conditioning and other electrical, mechanical and electronic equipment, computers, peripherals, fittings and apparatus as the Licensee may require, the Licensor shall allow the Licensee to make necessary application for power to the concerned authorities and avail of the power supply. The Licensor shall provide the necessary no objection for such application of power supply by the Licensee to the authorities. Any alterations or additions to the electrical installations which the Licensee carries out shall be intimated to the Licensor and the Licensee shall obtain necessary statutory approvals for the same. The Licensee hereby agrees to bear all charges to be paid to the power supply company for making the power available to the Licensee in terms of these presents and for consumption of the electrical power by the Licensee.

3)	Licensor shall keep the area surrounding the Licensed Premises and its approaches in clean and tidy condition.

4)	The Licensor shall always be liable to make good the exterior and structure of the licensed premises including walls, drainage and roof by carrying out necessary repairs or renovations within the statutory common duty of care.

5)	The Licensee shall not be liable for any charges and outgoings in respect of the Licensed premises prior to 1st December 2004

6)	The Licensor shall take all reasonable steps to assist the Licensee for facilitating the installation of telecommunications infrastructure, including telephone lines, leased lines, etc. by the Licensee or by a third party on its behalf.

7)	The Licensor shall deploy its security personnel at the entrance of the appurtenant area of the Larger Premises.

8)	The Licensor shall permit the Licensee the use and the occupation of the Licensed premises during the period of License herein created without any hindrance/eviction/ interruption and/ or disturbance, claim or demand whatsoever by the Licensor or any person claiming by from under or in trust for the Licensor, save and except in the event of termination or prior determination as provided herein the agreement.

9)	The Licensor has provided the copy of occupation certificate certifying that the Licensed premises is fit for office use and occupation.

VII.	OBLIGATIONS OF THE LICENSEE

1)	The Licensed Premises will be used only for carrying on the business of the Licensee and for no other purpose.

2)	The Licensee shall not be deemed to be in the exclusive occupation of the Licensed Premises and the Licensor will have the right to enter upon the Licensed Premises at any time to inspect the Licensed Premises with adequate prior notice to the Licensee and without inconveniencing the Licensee in any way. Provided always that the Licensor shall not interfere with the work or operation of the Licensee being lawfully carried on in the Licensed Premises.

3)	The Licensee shall use the Licensed Premises as bare Licensee only and such use shall cease forthwith on the expiry of the term of this Agreement or upon sooner determination of this Agreement.

4)	The Licensee shall use the Licensed Premises with due care and caution and shall keep the said Licensed Premises in good order and condition and upon the expiry of this licence, the Licensee shall leave the same in good condition as they are on the date hereof and shall make compensation for any damage done (reasonable wear and tear excepted) due to the Licensee’s act or omission).

5)	The Licensee shall not cause any nuisance or annoyance to the people in the neighbourhood or store any hazardous goods on the Licensed Premises.

6)	On the expiration of the said term or period of the licence or earlier termination thereof, the Licensee shall hand over vacant and peaceful possession of the Licensed Premises to the Licensor in the same condition in which the Licensed Premises now exist subject to normal wear and tear. The Licensee’s occupation of the Licensed Premises after such termination will be deemed to be that of a trespasser.

7)	The Licensee shall under no circumstances assign or transfer the benefit of this Agreement to any other person.

8)	In the event, the Licensee as a corporate entity, undertakes any restructuring resulting in formation of subsidiaries of the Licensee, the Licensee may be permitted to extend the use and occupation to such of its subsidiaries so far as the such subsidiaries are in the same line of business as the Licensee and that the permission by the Licensor to extend the use and occupation of the Licensed Premises is at the absolute discretion of the Licensor and with the Licensor’s express written consent which consent shall not be unreasonably withheld. Provided however, the Licensee shall promptly notify the Licensor of the use of the Licensed Premises by such subsidiaries.

9)	The Licensee shall use the Licensed Premises without in any manner disturbing and /or interfering with the activities and business of the Licensor or its associated or its subsidiary companies or any other persons authorized by the Licensor in this regard.

10)	The Licensee shall keep the Licensed Premises and every part thereof in clean and tidy condition. The Licensee shall not keep anything in or around the Licensed Premises, which shall always be kept un-littered and in tenantable condition.

11)	The Licensee shall not in any way impede the Licensor or its personnel in the exercise of the right of possession and control of the Licensed Premises and every part thereof.

12)	The Licensee will keep the interior of the Licensed Premises in good and substantial repair and condition.

13)	The Licensor’s personnel shall at all times be granted unrestricted access to the Licensed Premises including every part thereof, for the purpose of maintaining/repairing the essential services/equipments located in and around the Licensed Premises and also to check if any addition/alterations have been done by Licensee without the consent of the Licensor with reasonable prior notice to the Licensee.

14)	The Licensee herein represents, confirms and states that its paid up capital is in excess of Rs.1,00,00,000/-( Rupees One Crore only) and therefore, the provisions of the newly introduced Maharashtra Rent Control Act, 1999, shall not apply to this Agreement. The Licensee hereby undertakes that as long as this Agreement is in force, it will not reduce its paid up capital or take any action which is likely to result in the reduction of its paid up capital. In the event the Licensee desires or determines to reduce its paid up capital below Rs.1,00,00,000 or such statutory limits as may be fixed by the Maharashtra Rent Control Act, 1999 the Licensee shall immediately inform the Licensor of such decision or desire to reduce the paid up equity capital. Upon such notification the provisions of clause IX(1) will apply. Moreover the Licensee acknowledges the right and entitlement of the Licensor to terminate this Agreement, in such an eventuality, the Licensee shall hand over the peaceful and vacant possession of the Licensed Premises to the Licensor within 30 days after being served a written notice by the Licensor and the Licensee shall not raise a claim for protection under the Maharashtra Rent Control Act,1999 or any other modifications thereto, against the Licensor in respect of the Licensed Premises.

14)	In the event of any amendment to the current laws or any new land laws being enacted by the Legislature, the same shall not apply to either party so as to prejudicially affect their respective rights mutually agreed hereunder.

15)	The Licensee shall ensure that the Licensor or its representative, employee or workmen shall at all times have unobstructed access to the open areas around the Licensed Premises during the term of this Agreement for purposes of access to essential services or in case of emergencies.

16)	Licensee shall be entitled to apply and obtain at its own cost separate telephone lines and other telecom infrastructure. The Licensee shall have the right to surrender the said separate telephone lines to the telephone company on or before the expiry of the license. Licensor shall give necessary shall give the necessary no objections and/or consent to enable the Licensee to obtain separate telephone lines, leased lines and other telecom infrastructure.

VIII.	NON SOLICITATION OF EMPLOYEES

Neither party shall, during the term of this Agreement and for a period of five years thereafter, directly or indirectly solicit, recruit, or induce the employees, of the other Party.

IX.	TERMINATION OF THE AGREEMENT

1)	Either Party shall be entitled to terminate this Agreement in the event of the Other Party committing a breach of the terms and conditions contained in this Agreement to be observed and performed by such Other Party by giving 30 days advance notice in writing and if the Other Party rectifies the breach and informs the non breaching Party in writing about the same within the said period of 30 days then the notice will cease to be effective. However, if the Defaulting party is unable to rectify the breach within the period of 30 days then, the agreement shall, at the option of the non-defaulting party stand terminated. Licensee shall forthwith quit, vacate and hand over the peaceful possession of the Licensed Premises within 30 days thereafter. Provided, however, that in the event of the Licensee failing in his obligation to correct the breach within the specified period mentioned above, the Licensor shall be entitled to forthwith to remove the Licensee from the Licensed Premises.

2)	Notwithstanding anything contained in clause 1, the Licensee shall have the option to terminate the License by giving 180 days advance notice in writing to the Licensor without assigning any reason whatsoever, at any time during the License period, as stated hereinabove. It is clarified that the Licensor’s right to terminate this agreement on account of breach on the part of the Licensee at any terms and conditions and covenants contained herein to be observed and performed by the Licensee by giving 30 days notice in writing as stated in aforesaid clause remains unaffected.

3)	Further in the event the Licensee informs the Licensor of its decision or desire to reduce its paid up capital below Rs.1,00,00,000/- or such statutory limits as may be fixed by the Maharashtra Rent Control Act, 1999 the Licensor shall be entitled to terminate this Agreement by giving 30 days advance notice in writing to the Licensee, it being the express intention of the Parties that the Licensee shall under no circumstances seek protection under the Rent Control Act including any amendment thereto, and that the Licensee shall hand over vacant and peaceful possession of the Licensed Premises 30 days after the Licensor serves the Licensee with notice of termination as provided hereinafter.

4)	Notwithstanding anything contained Clauses 1, 2 & 3 above, it is hereby agreed and declared that if the Licensee passes a resolution for voluntary winding up or if it is unable to pay its debts or compromises with its creditors or if a receiver of its property is appointed or if a petition filed under the Companies Act, 1956 for winding up of the Licensee is successful or if the Licensee voluntarily becomes the subject of proceedings under any bankruptcy or insolvency law, or the Licensee becomes or is declared a sick company under the Sick Industrial Companies Special Provisions Act, 1985 then and in any of such events the Licensor shall be entitled to terminate this Agreement forthwith and thereupon the Licensee or the person or persons or authority in whom the estate of the Licensee may be vested shall hand over charge of Licensed Premises to the Licensor forthwith, failing which the Licensor shall be entitled to reenter the Licensed Premises.

5)	The Licensee has represented that WNS (Holdings) Ltd., Jersey (the Ultimate Holding Company) indirectly through its subsidiaries currently holds the total outstanding voting equity shares in the Licensee (Controlling Interest). Notwithstanding anything to the contrary contained in this Agreement, the Licensee expressly agrees that in the event the Licensee undergoes a change in its ownership such that the Ultimate Holding Company no longer holds at least the Controlling Interest (being not less than fifty -one percent of the total outstanding voting equity shares) in the Licensee (whether directly or through its direct and indirect subsidiaries), then a fresh Licence may be signed by mutual agreement between the Licensor and the Licensee within 30 days from the effective date on which the Ultimate Holding Company ceases to own atleast the Controlling Interest in the Licensee (the Ownership Change Date). If the terms of the fresh Licence are not mutually acceptable, the Licensee shall thus vacate the premises within 15 months from the Ownership Change Date or end of the term of this Agreement, whichever is earlier.

6)	On the expiry or earlier termination of this licence, the Licensee shall (unless otherwise agreed), within not more than 30 days of such expiry or termination, remove its employees and servants and all its and their belongings, chattels, articles and things, whether or not affixed to the Licensed Premises (hereinafter called the “said Goods”) from the Licensed Premises, and vacate and hand over quiet and peaceful possession of the Licensed Premises to the Licensor in the same good order and condition in which they were at the time when the Licensee entered into the Licensed Premises (reasonable wear and tear acceptable). The Licensee shall be liable to pay the amount of Rs. 8,86,466/- (Rs. Eight Lacs Eighty Six Thousand Four Hundred Sixty Six) for each day of the Licensee failing to vacate the Licensed Premises beyond the permitted 30 days period.

7)	Subject to Clause 5 above and the other provisions of this Agreement, it is expressly agreed between the parties hereto that the occupation of the Licensed Premises by the Licensee immediately after expiry or sooner determination/ termination of this Agreement shall be an act of trespass and the Licensee shall pay to the Licensor a sum of Rs. 8,86,466 /- (Rs. Eight lacs Eighty Six Thousand Four Hundred Sixty Six) per day for occupying the Licensed Premises. This right will be without prejudice to the other remedies available to the Licensor in law.

X.	COMPLIANCE WITH LAW

1)	Licensee shall comply with all rules, regulations, ordinances and other public requirements now or hereafter pertaining to Licensee’s use of the Licensed Premises and indemnify the Licensor against any breach thereof.

2)	Licensor shall comply with all laws, orders, ordinances and other public requirements now or hereafter affecting the Licensed Premises and indemnify the Licensees against any breach thereof.

XI.	ARBITRATION

1)	If any dispute arises between the parties hereto during the subsistence or thereafter, in connection with the validity, interpretation, implementation or alleged material breach of any of the provisions of this Agreement or regarding any question including the question as to whether the termination of the Agreement by one party hereto has been legitimate, the parties hereto shall endeavor to settle such disputes amicably.

2)	In case of the failure of the parties to settle such disputes within 30 days, either party shall be entitled to refer the disputes (if legally possible) to arbitration. The arbitration shall be conducted by a sole Arbitrator mutually appointed, or in case of disagreement as to the appointment of a sole Arbitrator, by three (3) Arbitrators of which each party shall appoint one Arbitrator and the two appointed Arbitrators shall jointly appoint the third Arbitrator. The provisions of the Arbitration and Conciliation Act, 1996, including any amendment to it thereto shall govern the Arbitration proceedings. The Arbitration proceedings shall be in English. The place of arbitration will be Mumbai.

XII.	JURISDICTION

The Parties expressly agree that only the competent courts of jurisdiction at Mumbai shall have exclusive jurisdiction in all matters arising hereunder.

XIII.	GOVERNING LAW

It is declared and confirmed by the Parties hereto that what is recorded in this Agreement reflects the true intention of the Parties and whether the Parties shall contend to the contrary. This Agreement shall be governed and construed in accordance with the laws of India.

XIV.	ENTIRE AGREEMENT

1)	This Agreement and all attachments hereto set for the entire understanding and Agreement between the parties as to the Subject matter of this Agreement and merge and supersede all Previous communications, negotiations, warranties, representations and agreements either oral or written, With respect to the subject matter hereof and no addition to or Modification of this Agreement shall be binding on either party hereto unless reduced to writing and duly executed by each of the parties hereto. In the event of any conflict between the terms of this Agreement and the terms of any letter or other document, the terms of this Agreement shall govern.

2)	In case one or more provisions contained in this Agreement should be or become fully or in part invalid, illegal or unenforceable in any respect under any applicable law, the validity, legality and enforceability of the remaining provisions of this Agreement shall not in anyway be affected or impaired. Any provision which is fully or in part invalid, illegal or unenforceable shall be replaced, if possible under the applicable law, by a provision which as nearly as possible fulfills the intent of the invalid, illegal or unenforceable provision.

XV.	FORCE MAJEURE

1)	Any delay or failure of performance other than payment of the Licence fee by either party to this Agreement shall not constitute default hereunder or give rise to any claims for damages against that party, if and to the extent caused by force majeure or matters beyond reasonable control of such party including, but not limited to the acts of GOD, fires, floods, severe droughts, explosion, riots, war, etc.

2)	If the force majeure in question, prevails for a continuous period in excess of 30 days, the parties shall enter into bonafide discussions with a view to access its effects or to agreeing upon such alternative arrangements as may be fair and reasonable. Upon cessation of the cause or causes for delay or prevention, the party affected by the force majeure shall resume the performance of the contractual obligations. In the event of force majeure the parties will make their best endeavours to and will take all reasonable measures available to mitigate the effect of such force majeure.

3)	If the whole or any portion of the Licensed Premises shall, at any time, be destroyed or damaged, so as to be rendered inaccessible or uninhabitable, in whole or in part, other than due to the fault of the Licensee or if as a result of any of the force majeure events as mentioned in Clause XV the Licensee is prevented from gaining free and unobstructed access to the Licensed Premises, then the license fee to be paid hereunder or appropriate portion thereof according to the nature and extent of the impediment to occupancy shall cease and be suspended proportionately until the Licensed Premises shall be rendered fit and accessible for use and occupation by the Licensee. However, if the Licensed Premises is not fit for use and occupation or continues to remain unfit for use and occupation by the Licensee or if the Licensee is prevented from gaining free and unobstructed access to the Licensed Premises for a period of 90 days or mutually agreed period, then the Licensee shall upon the expiry of the said 90 days or mutually agreed period be entitled to terminate this Agreement by giving to the Licensor 07 days notice in writing.)

XVI.	NOTICES

1)	All notices or other communications required or permitted or be given under this Agreement shall be in writing and shall be either delivered personally or sent by mail, at the following addresses of the parties:

a.	to the Licensor at its Registered office mentioned herein, and

b.	to the Licensee at

i.	the Licensed Premises and

ii.	its registered office

2)	Notice shall be deemed to be given on the seventh business day after such notice is mailed, if sent by registered mail. Any notice shall commence on the day such notice is deemed ought to be given.

3)	A party may change its address for purposes hereof by notice to the other party.

SCHEDULE

An area of 84,934 sq. ft. lying and situated on the Ground floor, 1st Floor, 2nd Floor and the Mezzanine floor of Plant No. 11 on Survey Nos. 56(Pt), 57 (Pt) of village Vikhroli, corresponding to CTS No 7 (Pt), Mumbai, The above property is bounded by:

Due North:	Boundary wall of Godrej & Boyce Mfg. Co. Ltd.
Due South:	Internal Road of Godrej & Boyce Mfg. Co. Ltd.
Due East:	Pl 11 structure belonging to Godrej & Boyce Mfg. Co. Ltd.
Due West:	Pl 10 belonging to Godrej & Boyce Mfg. Co. Ltd.

IN WITNESS WHEREOF the parties hereto have executed these presents on the 10th day of May, 2011.

SIGNED, SEALED AND DELIVERED	)
By the within named LICENSOR	)
GODREJ & BOYCE MFG. CO. LTD.	)
Through its Sr. Vice President	)
Mr. Maneck H. Engineer	) /s/ Maneck H. Engineer
In the presence of	)

WITNESS:

Address:

SIGNED, SEALED AND DELIVERED	)
By the within named LICENSEE	)
WNS Global Services Pvt. Ltd.	)
Through its Vice President	)
Mr. Pushkar Gadkari	) /s/ Pushkar Gadkari
In the presence of	)

WITNESS:

Address:

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